ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77C
Investors Trust

The Fund held its Annual Meeting of Shareholders on January 20, 2012. The following action was taken by the shareholders:

Proposal: Election of ten (10) Trustees to serve until their respective successors have been duly elected and qualified or such earlier date as required by the By-laws of the Fund. Each nominee was reelected by the Fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	TOTAL VOTES	TOTAL VOTES
	FOR THE	WITHHELD FROM
	NOMINEE	THE NOMINEE

James F. Carlin	6,932,874	165,033

William H. Cunningham	6,932,696	165,211

Deborah C. Jackson	6,932,944	164,963

Stanley Martin	6,923,972	173,935

Patti McGill Peterson	6,909,007	188,900

Hugh McHaffie	6,930,360	167,547

John A. Moore	6,912,463	185,444

Steven R. Pruchansky	6,923,110	174,797

Gregory A. Russo	6,930,067	167,840

John G. Vrysen	6,929,260	168,647

Subsequent to the Annual Meeting date, Mr. Carlin resigned from the Board.